SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities  Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-53542

REMARK ACQUISITIONS I INC.

(Exact name of registrant as specified in its charter)

1 Linden Place, Suite 207 Great Neck, NY 11021
(Address of principal executive offices)

(516) 498-9890
(Registrant’s Telephone Number, including Area Code)

Common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate  the  appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 2 shareholders of record as of November 4, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, REMARK ACQUISITIONS I INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 4, 2010
REMARK ACQUISITIONS I INC.

By: /s/ Lawrence Rothberg
Lawrence Rothberg
President